
03029307

DAVIS & company LEGAL ADVISORS *since* 1892


SEC MAIL
RECEIVED
PROCESSING
AUG 14 2003
WASH. D.C.
155
SECTION

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

file number: 50277-00001

August 6, 2003

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: 
Donna L. Ornstein,
Legal Assistant

DO/tzc/Encls.

Exemption No. 82-1209

August 6, 2003

GGL DIAMOND CORP.
(the "Company")


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C. 155 SECTION

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	July 29, 2003
(e)	News Releases	July 24, 2003
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	July 24, 2003
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	July 24, 2003
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	July 29, 2003
(e)	News Releases	July 24, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	July 22, 2003
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	July 29, 2003
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C. 155 SECTION

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

July 24, 2003

PRESS RELEASE
GGL CLOSES FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that GGL has closed the private placement previously announced on June 24, 2003 and has raised gross proceeds of $1,225,000 by way of the placement of 2,722,222 common shares at $0.45 per share. These shares have a four month hold period until November 25, 2003. In connection with the financing, GGL has paid a cash finder's fee of $82,800.

GGL will use the net subscription proceeds for exploration on its 100% owned and advanced diamond exploration projects and for corporate and administrative purposes.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209

Form 45-103F4
Report of Exempt Distribution


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH, D.C.
155
SECTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. No.: 604-688-0546

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 24, 2003

4. For each security distributed:

(a) describe the type of security, and

Common Shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,722,222

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per Security (Canadian $)	Total dollar value raised from purchasers (Canadian $)
Kuwait	$0.45	$1,035,000
British Columbia	$0.45	$190,000
Total dollar value of distribution in all jurisdiction	$0.45	$1,225,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Safa Capital Holdings Limited Citco Building Wickhams Cay, PO Box 662 Road Town, Tortota British Virgin Islands	$82,800	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: July 24, 2003

GGL DIAMOND CORP.
Name of issuer or vendor (please print)

Nick DeMare, director & corporate secretary
Print name and position of person signing

Nick DeMare
Signature

Schedule

Provide the following information on a **separate page** attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of *Multilateral Instrument 45-103 Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
See Exhibit I attached			

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y I L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 — 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD Al B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT XIA 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000— Station 570
1st Floor, Brown Building
Iqaluit NU XOA OHO
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE CIA 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

EXHIBIT 1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Hamad M. Al-Wazzan P.O Box 818 Safat 13009 Kuwait	2,300,000 common shares	$1,035,000	BCI 72-503
CW Marketing Ltd. #280 – 1285 West Pender St. Vancouver, BC V6E 4B1	100,000 common shares	$45,000	s. 3.1 of MI 45-103
B.R. (Tom) Pallan 1159 Ash Street Campbell River, BC V9W 1G8	100,000 common shares	$45,000	s. 5.1 of MI 45-103
Fastrack Capital Partners 210 – 400 Burrard Street Vancouver, BC V6C 3A6	222,222 common shares	$100,000	s. 5.1 of MI 45-103

Exemption No. 82-1209


SEC MAIL
RECEIVED
PROCESSING
AUG 14 2003
WASH. D.C.
155
SECTION

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 24, 2003 of 2,722,222 common shares of GGL Diamond Corp. at a price of $0.45 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 24th day of July, 2003.

GGL Diamond Corp.

By: *"Nick DeMare"*
Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption No. 82-120

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C. 155 SECTION

July 29, 2003

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Quarterly Report

Enclosed is the Quarterly Report for GGL Diamond Corp. for the six months ended May 31, 2003.

The Quarterly Report was mailed today to all the shareholders of the Company who appear on its Supplemental Mailing List which has been established pursuant to National Instrument 54-101 procedures. In addition, the Quarterly Report has been mailed to the financial media.

Yours truly,

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

/lk

Enclosure

Exemption No. 82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F



SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C. 155 SECTION

Incorporated at part of:

Schedule A: X
Schedule B & C:

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	May 31, 2003	03/07/28

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	03/07/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. Haig deB. Farris"	J. Haig deB. Farris	03/07/28

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	May 31, 2003	November 30, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 521,638	$ 179,412
Sundry receivable	126,873	82,365
Prepaid expense	870	88,797
Marketable securities	3,800	3,800
	653,181	354,374
Mineral properties and deferred exploration costs (Note 1)	6,651,474	6,135,705
Capital assets	284,406	290,063
	$ 7,589,061	$ 6,780,142
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 300,425	$ 356,819
Current portion of mortgage loan	12,920	12,920
	313,345	369,739
Mortgage loan	64,541	71,004
	377,886	440,743
SHAREHOLDERS' EQUITY		
Share capital (Notes 2, 3)	17,436,937	16,357,640
Contributed surplus	34,980	34,980
Deficit	(10,260,742)	(10,053,221)
	7,211,175	6,339,399
	$ 7,589,061	$ 6,780,142

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"J. Haig deB. Farris"
Director

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2003	May 31, 2002
Administration costs		
Amortization	$ 696	$ 367
Consulting fees	12,836	12,000
Corporate relations	17,638	2,850
Interest expense	211	161
Legal and audit	14,608	(1,972)
Licences, taxes, insurance and fees	8,577	7,602
Office services and expenses	20,939	19,448
Shareholders' meetings and reports	18,020	10,812
Travel	1,459	74
Operating loss	(94,984)	(51,342)
Other income (loss)		
Interest income	3,975	148
Foreign exchange adjustments	(2,305)	-
Loss on sale of investments	-	(161)
Write-off of exploration and mineral property costs	(13,948)	(19,554)
	(12,278)	(19,567)
Loss for the period	(107,262)	(70,909)
Deficit, beginning of period	(10,153,480)	(9,379,087)
Deficit, end of period	$ (10,260,742)	$ (9,449,996)
Net loss per share	$ (0.002)	$ (0.001)
Weighted average number of common shares outstanding	56,362,859	43,269,213

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the six months ended (Unaudited)	May 31, 2003	May 31, 2002
Administration costs		
Amortization	$ 990	$ 734
Consulting fees	24,835	24,000
Corporate relations	42,686	10,228
Interest expense	443	388
Legal and audit	26,461	(919)
Licences, taxes, insurance and fees	18,364	8,009
Office services and expenses	36,685	37,208
Shareholders' meetings and reports	18,789	11,623
Travel	7,299	543
Operating loss	(176,552)	(91,814)
Other income (loss)		
Interest income	5,096	376
Foreign exchange adjustments	(2,529)	-
Loss on sale of investment	-	(161)
Write-off of exploration and mineral property costs	(33,536)	(56,958)
	(30,969)	(56,743)
Loss for the period	(207,521)	(148,557)
Deficit, beginning of period	(10,053,221)	(9,301,439)
Deficit, end of period	$ (10,260,742)	$ (9,449,996)
Net loss per share	$ (0.004)	$ (0.003)
Weighted average number of common shares outstanding	56,362,859	43,269,213

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2003	May 31, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (107,262)	$ (70,909)
Adjustment for items not involving cash:		
- amortization	696	367
- loss on sale of investment	-	161
- write off of exploration and mineral property costs	13,948	19,554
	(92,618)	(50,827)
Change in non-cash working capital items:		
- sundry receivable	(101,400)	(2,734)
- prepaid expenses	24,950	(56)
- accounts payable and accrued liabilities	202,594	5,189
	33,526	(48,428)
Cash flows from (used in) financing activities		
Shares issued for cash	236,500	77,500
Share issuance cost	(210)	(5,614)
Principal reduction of mortgage loan	(3,016)	(2,736)
	233,274	69,150
Cash flows from (used in) investing activities		
Mineral property costs	(12,574)	(32,766)
Deferred exploration costs	(427,838)	(93,185)
Purchase of capital assets	(6,131)	(919)
Proceeds from sale of investment	-	3,638
	(446,543)	(123,232)
Decrease in cash and cash equivalents	(179,743)	(102,510)
Cash and cash equivalents, beginning of period	701,381	178,794
Cash and cash equivalents, end of period	$ 521,638	$ 76,284
Supplementary cash flow information		
Cash paid for interest charges	$ 1,132	$ 2,015

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows For the six months ended (Unaudited)		May 31, 2003		May 31, 2002
Cash flows from (used in) operating activities				
Loss for the period	$	(207,521)	$	(148,557)
Adjustment for items not involving cash:				
- amortization		990		734
- loss on sale of investment		-		161
- write off of exploration and mineral property costs		33,536		56,958
		(172,995)		(90,704)
Change in non-cash working capital items:				
- sundry receivable		(44,508)		12,461
- prepaid expenses		87,927		411
- accounts payable and accrued liabilities		(56,394)		(23,656)
		(185,970)		(101,488)
Cash flows from (used in) financing activities				
Shares issued for cash		1,236,500		120,000
Shares issued for cash – flow-through shares		-		155,500
Share issuance cost		(157,203)		(10,411)
Principal reduction of mortgage loan		(6,463)		(5,036)
		1,072,834		260,053
Cash flows from (used in) investing activities				
Mineral property costs		(12,574)		(43,761)
Deferred exploration costs		(525,933)		(173,147)
Purchase of capital assets		(6,131)		(1,470)
Proceeds from sale of investment		-		3,638
		(544,638)		(214,740)
Increase (decrease) in cash and cash equivalents		342,226		(56,175)
Cash and cash equivalents, beginning of period		179,412		132,459
Cash and cash equivalents, end of period	$	521,638	$	76,284
Supplementary cash flow information				
Cash paid for interest charges	$	2,718	$	3,877

Please see notes accompanying these financial statements.

Schedule A – Financial Information

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2003

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2002.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2002	[-----December 1, 2002 to May 31, 2003------] property cost additions	exploration cost additions	written off	Balance May 31, 2003
Diamond Venture - general exploration	$ -	$ -	$ 33,536	$ (33,536)	$ -
Doyle Lake	706,086	279	1,405	-	707,770
Clinton	-	12,120	676	-	12,796
Fishback Lake and Dessert Lake	334,339	-	-	-	334,339
CH	2,765,124	175	500,861		3,266,160
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	901,547	-	253	-	901,800
McConnell Creek and other	1,386,665	-	-	-	1,386,665
	$ 6,135,705	$ 12,574	$ 536,731	$ (33,536)	$ 6,651,474

	Balance November 30, 2002	Dec 1/(Additions	May 31/(written off	Balance May 31, 2003
Mineral property costs	$ 493,537	$ 12,574	$ -	$ 506,111
Deferred exploration costs	5,642,168	536,731	(33,536)	6,145,363
	$ 6,135,705	$ 549,305	$ (33,536)	$ 6,651,474

Exploration costs incurred during the six months ended:

	May 31, 2003	May 31, 2002
Amortization	$ 10,798	$ 11,924
Charter Aircraft	55,431	3,670
Drilling, trenching, sampling	213,648	17,848
Licences and recording fees	4,662	15,208
Mortgage interest	2,274	3,489
Project supplies	60,618	19,693
Salaries and wages	42,228	48,606
Survey	28,532	-
Technical and professional services	81,593	62,918
Transportation	36,947	1,715
	$ 536,731	$185,071

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2002	52,880,843	$16,357,640
For cash:		
Private placement, net of share issued costs	5,000,000	842,797
Exercise of share purchase warrants	405,000	91,000
Exercise of stock options	485,000	145,500
Balance, May 31, 2003	58,770,843	$17,436,937

(c) During the period ended May 31, 2003, the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000. The Company paid a finder's fee of $80,000.

(d) At May 31, 2003, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
1,087,332	0.30	September 4, 2003
125,000	0.20	January 2, 2004
300,000	0.20	January 16, 2004
520,000	0.20	May 31, 2004
450,000	0.20	June 24, 2004
5,200,000	0.20	July 11, 2004
7,682,332		

3. Stock Options

During the period, the Company's Board of Directors approved and granted a total of 1,175,000 stock options to directors and employees of the Company. 745,000 of these options are exercisable at the price of $0.25 per common share and expire February 6, 2008 and 430,000 of these options are exercisable at $0.30 per share and expire April 25, 2008. Each option entitles its holder to acquire one common share of the Company. These options are vested over an 18 month period.

3. Stock Options (continued)

Stock options outstanding as at May 31, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2002	5,843,500	$ 0.26
Granted	1,175,000	$ 0.27
Expired	(253,500)	$ 0.30
Exercised	(485,000)	$ 0.30
Options outstanding at May 31, 2003	6,280,000	$ 0.26

The weighted average fair value of the options granted during the period ended May 31, 2003 was $0.27.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.30	6,280,000	2.82	$ 0.26	4,698,875	$0.26

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 85.53%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	May 31, 2003
Net (loss) for the period:	
- as reported	$(207,521)
- pro-forma	$(270,411)
Basic and diluted (loss) per share:	
- as reported	$(0.004)
- pro-forma	$(0.005)

4. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. On May 2, 2003 the Company was informed that the Department of Indian and Northern Affairs' appointed federal tribunal had ruled in favour of the Company on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims. On May 27, 2003 counsel for Golden Rule and Inukshuk advised the Company and the Tribunal that they would not be appealing the decision of the Tribunal pronounced May 2, 2003.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

5. Related Party Transactions

During the six months ended May 31, 2003, the Company was billed $24,000 all of which is included in accounts payable) by one director (May 31, 2002– $28,600) for consulting fees and technical and professional services. The fees for the period ended May 31, 2003 are recorded as consulting fees in the financial statements. As at May 31, 2003, the Company has accrued $36,000 owing to one director for consulting fees and technical and professional services.

6. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2003 and May 31, 2002.

The Company's total assets are segmented geographically as follows:

	May 31, 2003	May 31, 2002
Canada	$6,687,261	$5,089,437
United States	901,800	889,886
	$7,589,061	$5,979,323

7. Subsequent Events

Subsequent to May 31, 2003:

i) the Company issued 110,000 common shares pursuant to stock options exercised for gross proceeds of $27,167 and

ii) completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,225,000. The Company paid a cash finders' fee of $82,800.

Exemption No. 82-13


SEC MAIL
RECEIVED
PROCESSING
AUG 14 2003
WASH. D.C.
155
SECTION

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated at part of:

Schedule A:
Schedule B & C: X

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.		May 31, 2003		03/07/28
ISSUER ADDRESS				
#904, 675 WEST HASTINGS STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
RAYMOND A. HRKAC		PRESIDENT		(604)688-0546
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
ggl@telus.net		www.ggldiamond.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	03/07/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. Haig deB. Farris"	J. Haig deB. Farris	03/07/28

Schedule B – Supplementary Information

GGL DIAMOND CORP.
Quarterly Report For The Six Months Ended May 31, 2003

1. **Analysis of expenses and deferred costs:**

   For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for May 31, 2003.

   For Deferred exploration costs incurred during the period see Note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for May 31, 2003.

2. **Related party transactions:**

   Please see Schedule C – Management Discussion and Analysis sections on Related Party Transactions and Commitments.

3. **Summary of securities issued and options granted during the period:**

   (a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Feb. 05, 2003	Common Shares	Private Placement	5,000,000	$0.20	$1,000,000	Cash	$80,000 finders fee
March 3. 2003	Common Shares	Stock option exercise	25,000	$0.30	$7,500	Cash	-
March 4, 2003	Common Shares	Exercise of warrant	25,000	$0.20	$5,000	Cash	-
March 6, 2003	Common Shares	Exercise of warrant	100,000	$0.20	$20,000	Cash	-
March 18, 2003	Common Shares	Stock option exercise	25,000	$0.30	$7,500	Cash	-
March 20, 2003	Common Shares	Exercise of warrant	100,000	$0.30	$30,000	Cash	-
March 24, 2003	Common Shares	Exercise of warrant	55.500	$0.20	$11,100	Cash	-
March 27, 2003	Common Shares	Exercise of warrant	80,000	$0.20	$16,000	Cash	-
April 2, 2003	Common Shares	Stock option exercise	95,000	$0.30	$28,500	Cash	-
April 16, 2003	Common Shares	Stock option exercise	130,000	$0.30	$39,000	Cash	-
April 17, 2003	Common Shares	Stock option exercise	210,000	$0.30	$63,000	Cash	-
May 7, 2003	Common Shares	Exercise of warrant	44,500	$0.20	$8,900	Cash	-

   (b) Options were granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
Feb. 06, 2003	35,000	Director	Nick DeMare	$0.25	Feb. 06, 2008
Feb. 06, 2003	150,000	Director	J. Haig Farris	$0.25	Feb. 06, 2008
Feb. 06, 2003	50,000	Director	John.S. Auston	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	William Meyer	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	W. Wolodarsky	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	Timothe Huot	$0.25	Feb. 06, 2008
Feb. 06, 2003	125,000	Director, Officer, Employee	Raymond A. Hrkac	$0.25	Feb. 06, 2008
Feb. 06, 2003	310,000	Employee	Employees	$0.25	Feb. 06, 2008
April 25, 2003	25,000	Director	William Meyer	$0.30	April 25, 2008
April 25, 2003	25,000	Director	Nick DeMare	$0.30	April 25, 2008
April 25, 2003	75,000	Director	William Wolodarsky	$0.30	April 25, 2008
April 25, 2003	75,000	Director	J. Haig Farris	$0.30	April 25, 2008
April 25, 2003	230,000	Employee	Employees	$0.30	April 25, 2008

Schedule B – Supplementary Information

GGL DIAMOND CORP.
Quarterly Report For The Six Months Ended May 31, 2003

4. As at the end of the period:

(a) and (b) Authorized and issued share capital at May 31, 2003:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	58,770,843	$17,436,937

(c) Summary of options outstanding as at May 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	1,376,000	$0.20	July 18, 2007
Options	745,000	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Total	6,280,000		

(c) Summary of warrants outstanding as at May 31, 2003:

Security	Number	Exercise Price	Expiry Date
Warrants	1,087,332	$0.30	September 4, 2003
Warrants	125,000	$0.20	January 2, 2004
Warrants	300,000	$0.20	January 16, 2004
Warrants	520,000	$0.20	May 31, 2004
Warrants	450,000	$0.20	June 24, 2004
Warrants	5,200,000	$0.20	July 11, 2004
TOTAL	7,682,332		

During the period 6,753,600 warrants expired unexercised.

(d) There are no escrowed or pooled shares.

5. Directors:

Raymond A. Hrkac, J. Haig Farris, Nick DeMare
W. Wolodarsky, William Meyer, John S. Auston
Timothe Huot (as of February 6, 2003)

Senior Officers:

John Auston, Chairman
Raymond A. Hrkac, President and CEO
Nick DeMare, Corporate Secretary

Schedule C – Management Discussions and Analysis

GGL DIAMOND CORP.
Quarterly Report For The Six Months Ended May 31, 2003

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the Company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas. One of these, the Doyle Project with De Beers, is still in progress. In the year 2000, the Company began a claim acquisition program, the CH Project, south and west of Lac de Gras. To date approximately 300,000 acres of diamond exploration land is wholly owned by the Company in this project area.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton

The highlights of this past quarter were the findings of a Tribunal appointed by the Minister of Indian and Northern Affairs to uphold a decision made by the Supervising Mining Recorder in May, 1996 awarding the LA 26-30 mineral claims to GGL Diamond Corp. and the announcement that De Beers is to begin work on the now undisputed Doyle property.

The Doyle Lake project, adjacent to Mountain Province ("MPV") claims, is located 270 km to the northeast of Yellowknife. De Beers, 60% owner and project manager of the joint venture with GGL, has spent over $6 million to date on the project. De Beers plans to resume exploration in late July or early August. The exploration will include a twelve hole diamond drill program that will begin to define the strike length and dip of the Doyle kimberlite and test other separate targets in the area.

Located 8.5 km southwest of MPV's Hearne kimberlite pipe, the Doyle kimberlite sill was discovered during a reverse circulation drill program in August 1996. The 1996 drilling traced a northeast to southwest striking, shallow dipping, kimberlite sill, with intersections ranging from 0.2 to 5.7 metres in thickness, over a strike length of 1.3 km. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm.

An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led the joint venture to the sill location. The train extends beyond the north end of the sill and suggests the potential for a second source. A geometrically similar kimberlite at Snap Lake has extensive down dip extensions. According to the geophysical surveys at Doyle, significant extensions to the sill may be anticipated.

De Beers, in addition to drilling 12 "HQ" diamond drill holes, proposes the collection of a 100 kg – 180 kg microdiamond sample from the sill intersections, analysis of the core for variations in internal geology, geological modeling and possible ground geophysical surveys to continue to explore extensions of the sill.

As the kimberlite comes to surface below the till, larger, more representative samples for macro diamond testing can be obtained by less expensive surface trenching. If results continue to be encouraging, De Beers has indicated that this method for bulk sampling remains an option that will be considered in following exploration programs.

Schedule C – Management Discussions and Analysis

GGL DIAMOND CORP.
Quarterly Report For The Six Months Ended May 31, 2003

CH Project Area, Central Slave Craton

During this latest quarter the Company entered into a joint venture proposal with De Beers for the sole purpose of testing the exploration potential of the Company's wholly owned Bone claim on the southwest shore of Lac de Gras, and in particular to test a geophysical anomaly identified on the claim.

The anomaly was drilled by De Beers and the cause of the anomaly was not a kimberlite, but due to pyrrhotite in a brecciated zone of quartz vein material in metasediments. Upon assay of portions of the core, no economic values were found.

Ground geophysical surveys were completed over portions of the Seahorse, Starfish, and Winter Lake North (ZIP claims) in April 2003. Anomalous results in these areas require further evaluation, except for one area in Seahorse, Horseshoe Lake, where anomalous gravity and EM survey results were tested by two diamond drill holes. The drill holes were completed in late April and the geophysical anomalies were found to be due to a thick sequence of lake sediments.

Kimberlite indicator mineral (KIM) sampling results received to date, from the 2002 sampling program, have located new indicator mineral trains and defined previous trains. Potential kimberlite targets have been defined by sampling and geophysics on the Courageous and Seahorse claims and these are ready for drill testing. Indicator mineral trains are also located on the Starfish, Winter Lake South, Winter Lake North and Zip claims. Work is now in progress to define drill targets for both 2003 and 2004 in these areas.

Future Programs

Exploration for the next three months will be primarily directed to the CH Project area and is planned to include sampling, geophysics and drilling at a cost of up to $1.4 million.

Exploration and General and Administrative Expenditures

As at May 31, 2003, the Company had incurred exploration costs on mineral properties of $536,731 (charter aircraft $55,431; drilling, trenching and sampling $213,648; licences and recording fees $4,662; salaries and wages $42,228; technical and professional services $81,593; transportation $36,947 and project supplies of $60,618). Exploration costs for the period ended May 31, 2003 are higher than 2002 by $351,660, an increase of 190%.

On a per project basis, the Company spent the $536,731 exploration costs as follows: $33,536 on the Diamond Venture, $500,861 on the CH project, $1,405 on the Doyle Lake project, $676 on the Clinton and $253 on the Happy Creek Gold/Silver Property.

Exploration and General and Administrative Expenditures, continued

The Company reported a net loss of $207,521 for the period ended May 31, 2003 compared to a net loss of $148,557 for the period ended May 31, 2002 (an increase of 39.7% from 2002 to 2003). General administration expenses for the period ended May 31, 2003 were $176,552 compared to $91,814 for the period ended May 31, 2002 (an increase of 92% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $26,461; 2002 - $(919)), corporate relations (2003 – $42,686; 2002 - $10,228), travel (2003 - $7,299; 2002 - $543), licences, taxes, insurance and fees (2003 - $18,364; 2002 - $8,009) and shareholders' meetings and reports (2003 - $18,789; 2002 - $11,623).

Schedule C – Management Discussions and Analysis

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

Revenue for the period ended May 31, 2003 was $5,096 consisting of interest income compared with $376 for the period ended May 31, 2002.

Acquisition and Disposition of Resource Properties and Write offs

Eight claims were staked during the period ended May 31, 2003.

The write off of exploration and mineral property costs for the period ended May 31, 2003 was composed of $33,536 Diamond Venture general exploration.

Related Party Transactions

During the six months ended May 31, 2003 the Company was billed $24,000 (all of which is included in accounts payable) by one director (May 31, 2002 – $28,600) for consulting fees and technical and professional services. The fees for the period ended May 31, 2003 are recorded as Consulting fees. As at May 31, 2003, the Company has accrued $36,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" section.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of May 31, 2003. If the conditions precedent had been satisfied at May 31, 2003, the amount owing under the agreement would be approximately $146,000 in addition to the $36,000 accrued at May 31, 2003.

Financial Condition and Liquidity

The Company had working capital at May 31, 2003 of $339,836 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2003 the Company had $64,541 of long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2003, the Company experienced a negative cash flow of $172,995 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended May 31, 2003, the Company completed one private placement of 5,000,000 common shares for gross proceeds of $1,000,000, paid $80,000 cash as a finders' fee in relation to the private placement, issued 405,000 common shares pursuant to the exercise of warrants for gross proceeds of $91,000 and issued 485,000 common shares pursuant to the exercise of stock options for gross proceeds of $145,500 See Note 2 – Share Capital and Note 3 – Stock Options.

Schedule C – Management Discussions and Analysis

GGL DIAMOND CORP.
Quarterly Report For The Six Months Ended May 31, 2003

The Company's cash position as at May 31, 2003 was $521,638. The increase in cash position compared to November 30, 2002 was due principally to the completion of one private placement. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended May 31, 2003 was $3,884 (an increase of $2,652 from May 31, 2002), which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to May 31, 2003:

i) the Company issued 110,000 common shares pursuant to stock options exercised for gross proceeds of $27,167

ii) completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,225,000. The Company paid a cash finders' fee of $82,800.

Exemption No. 82-1209


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C.
SECTION


TSX

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: GGL DIAMOND CORP. (the "Issuer").

   Trading Symbol: GGL.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: June 24, 2003.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes X No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $1,225,000.00

5. Proposed use of proceeds:

   Ongoing corporate, regulatory and administrative costs and mineral exploration programs

6. (a) Description of shares to be issued:

(i) Class: Common ______.

(ii) Number: 2,722,222 ______.

(iii) Price per security: $0.45 ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: N/A ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: N.A ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,722,222 ______.

7. Issued and outstanding Listed Shares at the date of the price reservation: 58,820,843 ______

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Hamad M. Al-Wazzan P.O Box 818 Safat 13009 Kuwait	Same	2,300,000	2,300,000	3.7%	N/A
CW Marketing Ltd. #280 – 1285 West Pender Street Vancouver, BC V6E 4B1	Same	100,000	1,550,500 (excluding previously issued warrants to purchase 300,000 shares)	2.5%	N/A
B.R. (Tom) Pallan 1159 Ash Street Campbell River, BC V9W 1G8	Same	100,000	1,500,000	2.4%	N/A
Fastrack Capital Partners 210 – 400 Burrard Street Vancouver, BC V6C 3A6	Same	222,222	222,222 (excluding previously issued warrants to purchase 233,333 shares)	0.36%	P
TOTAL		2,722,222	5,572,722	8.96%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but

will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes X No □
If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Safa Capital Holdings Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands (Shareholder: Riad Kazak , 1117 St. Catherine Street West, Suite 207, Montreal, Quebec, H3B 1H9)

(c) Cash 8% of the gross proceeds derived from the subscription by Hamad M. Al-Wazzan. ($82,800)

(d) Securities None.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of*

Business and Reverse Take-Overs)?
Yes ☐ No X
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes X No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes X No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes X No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):
   Yes X No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes X No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes X No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes X No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes X No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:

   Yes X No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

   Yes X No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: None.

(ii) For Previous Expedited Private Placements: None.

(iii) For this transaction: 2,722,222.

Total ((i) + (ii) + (iii)): 2,722,222.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ☐ No X

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes X No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

N/A

b) the date on which shareholder approval has or will be obtained for the transaction.

N/A

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: July 22, 2003

Nick DeMare
Name of Director and/or Senior Officer

Nick DeMare
Signature

Director and Secretary
Official Capacity